FILED BY PFIZER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ASTRAZENECA PLC

COMMISSION FILE NO. 001-11960

Mikael Dolsten, President, Worldwide

Research & Development of Pfizer,

discusses a potential combination with

AstraZeneca.

As a scientist, what do you believe are the benefits of this proposed transaction?

When I look at this transaction, of a potential combination of AZ and us, I get real excited thinking about what we could accomplish in accelerating the advance of science and medicine to the benefit of patients worldwide. Looking at the business segments that we are in, the Innovative segment and Established Pharma business, there is a really great fit with the products that AZ has in their portfolio, and we would be able to combine products into the Innovative and Established Pharma businesses. You know, thinking about the therapeutic area focus of a potential combined company, we are currently in six therapeutic areas and biosimilars. AZ has activities in primarily oncology, inflammation, cardiometabolic diseases. This maps very fine with our similar efforts in three of the six areas. It makes me real excited to think about what we could potentially move faster and with more and deeper resources. Also, thinking about the U.K. biomedical innovation structure, I am really impressed with the golden triangle characterized by London, Oxford, and Cambridge. And to see a combined company having a R&D presence with physical facilities and reaching out in biomedical networks to key investigators across many diseases in this U.K. area of biomedicine would be really inspiring, and I think it would create a very strong bridge to our global R&D activities and our strengths in biomedical hubs in U.S. Creating such a bridge, a combined company can do it, and the outcome would be fantastic to think about.

Mikael Dolsten, President, Worldwide

Research & Development of Pfizer,

discusses a potential combination with

AstraZeneca.

What would be the potential benefits to healthcare providers globally with a combined Pfizer and AstraZeneca?

The potential benefit of a combined AZ and Pfizer are many fold for healthcare providers globally. When you look at how science is evolving in some of the diseases that the two companies share as priorities, it has really fit for companies that can offer scale and reach. In oncology, you know, lung cancer used to be one disease characterized under the microscope. Today, with genomic medicine, it reflects probably 10 different diseases. AZ has strength in some of those molecular defined segments of lung cancer, we in others. Both companies have presence in different modalities, from small molecules, to immunoncology. What patients need and physicians is a company that is able to provide multiple drugs for patients suffering from different segments of lung cancer and for some, to offer the opportunity to combine drugs to much more effective outcomes. I think the future of companies that have those assets will move the needle of changing the way we look at outcomes from talking about months in which we improve the time from which a tumor is stable until it starts to grow, from years and possibly decades and cure. Now, if we speak about diabetes and cardiovascular disease, patients suffer from multiple medical challenges. Diabetes and elevated blood glucose, lipid issue, blood pressure, progression into complications, such as renal failure. A combined company will have products and science that can address, in an integrated manner, what that patient needs and can take on disease management and offer much more value for patients and healthcare providers. Thinking on the science and technology capability that these two companies could bring together give me a lot of hope that we could elevate the bar and aspire higher what we could think we could provide for cancer or diabetes patients and many other diseases. And again, I think bringing closer together the scientific network of AZ in U.K. with our strong presence in U.S. and across the globe would create the talent pool, internally and externally, to make a difference and take on this medical challenge like never before.

Mikael Dolsten, President, Worldwide

Research & Development of Pfizer,

discusses a potential combination with

AstraZeneca.

What do you think of Pfizer’s existing pipeline and what are your impressions of AstraZeneca’s?

When I think about Pfizer’s pipeline, let me share some observations. We have around 300 projects from discovery to registration. Of these, more than 80 are in clinical development and there are more than 60 new medical entities. There are a lot of exciting projects moving forward. A couple of years ago, we started R&D turnaround. It was a response of R&D to Ian Read’s first imperative of fixing the innovative core of the company. We have made great progress. We have created an intersection of science and business in the way we look upon how we select, prioritize and promote projects moving forward. I think it’s a unique approach and behind it, a unique ownership culture in our company. Let me exemplify on the execution that we have put behind it over the last three to four years. We have had 13 drugs approved, 13 phase 3 starts and a similar number or proof of concepts. Among the new products that are now reaching patients in the marketplace, let me mention Xeljanz, a new, powerful drug for rheumatoid arthritis; Xalkori, a poster child for precision medicine in the difficult area of lung cancer; and Prevnar 13 vaccines, that for millions of infants and adults can, through vaccinations, protect them from pneumococcal infections that can cause difficult pneumonias or invasive disease with risk for fatal outcome. As we have built a richer pipeline, we also invested in science and technical capability. One approach that I’m really proud of is our Centers for Therapeutic Innovation. It’s a new, open innovation model that brings together our industry’s scientists with innovators in academia into a common team to tackle the way we translate science from the bench to bedside medicine. We have now enthusiastic participation of some 25 of the most well-known academic and medical centers in the United States. And we are just in the phase of looking at the way we can contribute in the golden triangle London, Oxford, and Cambridge, and possibly other parts of U.K. to share in these open innovation systems our way of designing small molecule with large molecules, but build on the innovative capability and entrepreneurship in the golden triangle of U.K. You know, thinking about the combination, I would be thrilled to see how a potential combined AZ and Pfizer can use this novel innovation model at a larger scale, with more capabilities. AZ is a company with a strong heritage in great science in U.K. and Sweden and many important medicines that have changed lives for millions of patients.

Mikael Dolsten, President, Worldwide

Research & Development of Pfizer,

discusses a potential combination with

AstraZeneca.

Can you elaborate on what is going on in Pfizer’s mid-stage pipeline?

We have an exciting next wave of projects in our mid-stage clinical pipeline. Let me just exemplify in three areas. Palbociclib for breast cancer—a product that showed a dramatic effect in our phase II trials and could really offer a completely transformative new medicine for breast cancer patients. Bococizumab—in an area of cholesterol management, where we have been pioneers with Lipitor, and actually AZ through Crestor®, offers for patients that are not sufficiently controlled or doesn’t tolerate the statin clause, a potential new opportunity to regulate cholesterol and bring it down to unprecedented levels. We also have a very strong vaccine R&D. I am excited about a number of new vaccines in the mid-stage pipeline. The meningB vaccines—we have been unfortunately reminded about epidemics occurring in colleges in U.S. We hope these vaccines that we are bringing, hopefully soon to the marketplace, could provide an option for those future college students to feel safely protected. We also have a staph aureus vaccine that would address the devastating impact of multi-resistant staph in healthcare environments and institutions. These are examples of very exciting medicines—a small molecule, Palbociclib; an antibody, Bococizumab; and the two vaccines for meningB and staph aureus.

Mikael Dolsten, President, Worldwide

Research & Development of Pfizer,

discusses a potential combination with

AstraZeneca.

How do you respond to the criticism that AstraZeneca’s highly innovative approach to R&D will suffer if this potential combination were to go through?

You know, you sometimes hear voices saying, “We learn large combination of two companies make R&D suffer.” My own experiences, first of all, Pfizer has a legacy of being able to bring together cultures from different companies and add experiences from talents, from products and science, and move fast to make a new company going forward. I’ve personally been through five different M&A and come to appreciate how much you actually can learn. If you keep your sense of curiosity and an open mind, you can learn tremendously in your career during mergers processes. At Pfizer we have a culture…our CEO, Ian Read, speaks about the Own It culture, which includes from science to a business mindset, and for you personally take ownership of the project or the particular activity that you are involved in. I think that’s a culture that would be perfectly fit for welcoming new colleagues to feel that each of you can make a difference in this type of culture, and I’m sure there are lots we can learn from potential new colleagues from AZ when it comes to science, technologies, and their experiences in entrepreneurship and innovation. I would be very excited to see how we can blend together talents and capabilities from two great companies. And again, the close historical relationship between U.K. and U.S. as global contributors to science, I think would very much be a good foundation to see a rapid way for us to make progress.

We must stay laser focused on our important projects. And that’s, of course, true for Pfizer scientists and AZ scientists and will be true also if we can make a potential combination come together. And staying laser focused as you learn more about the two companies and bring common experiences together is a recipe for success. Science must go on, and patients can’t wait!

Forward-Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Pfizer and the combined businesses of AstraZeneca and Pfizer and certain plans and objectives of Pfizer with respect thereto, including the expected benefits of a potential combination as well as whether a potential combination will be pursued. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, uncertainties inherent in research and development, the possibility that a possible offer will not be pursued or will be pursued on different terms and conditions, failure to obtain necessary regulatory approvals or any required financing or to satisfy any of the other conditions to a possible combination, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects of the announcement or the consummation of the possible combination on the market price of Pfizer’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following a possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made by Pfizer in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Pfizer’s plans with respect to AstraZeneca, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Pfizer assumes no obligation to update or revise the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended 31 December 2013 and in its subsequent reports on Form 10-Q and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this document.

Additional U.S.-Related Information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Pfizer or AstraZeneca. Subject to future developments, Pfizer may file a registration statement and/or tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a possible combination. Pfizer and AstraZeneca shareholders should read those filings, and any other filings made by Pfizer with the SEC in connection with a possible combination, as they will contain important information. Those documents, if and when filed, as well as Pfizer’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Pfizer’s website at www.pfizer.com.